As filed with the Securities and Exchange Commission on November 22, 2006
Registration No. 333-______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
NOVAVAX, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	22-2816046 (I.R.S. Employer Identification Number)
508 Lapp Road
Malvern, PA 19355
(484) 913-1200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Rahul Singhvi
President and Chief Executive Officer
Novavax, Inc.
508 Lapp Road
Malvern, PA 19355
(484) 913-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
With a copy to:
Jennifer L. Miller, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 665-8500
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of securities to be	Amount to be	aggregate price	aggregate offering	Amount of
registered	registered(1)(2)	per unit(2)	price(2)(3)	registration fee(4)
Common Stock, $.01 par value(5)(6)
Preferred stock, $.01 par value(5)
Warrants
Units
Total	$100,000,000	—	$100,000,000	$10,700

(1)	There are being registered hereunder such indeterminate number of shares of common stock and preferred stock of Novavax, Inc. (“Novavax”), such indeterminate number of warrants to purchase common stock or preferred stock of Novavax, and such indeterminate number of units consisting of any two or more of the other securities listed in the table above and sold together as shall have an aggregate initial offering price not to exceed $100,000,000 or the equivalent thereof in one or more currencies.

(2)	Not specified as to each class of securities to be registered hereunder pursuant to General Instruction II.D. of Form S-3. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with, and at the time of, the issuance of the securities.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee required pursuant to Rule 457(o) thereof, which permits the registration fee to be calculated on the basis of the maximum aggregate offering price of all securities listed.

(4)	An aggregate of $42,000,000 of common stock, preferred stock, warrants and units and debt securities are being carried forward from Registration Statement No. 333-130568. In connection with Registration Statement No. 333-130568, registration fees of $4,494 attributable to that $42,000,000 of common stock and debt securities were previously paid and are credited against the registration fees payable in connection with this Registration Statement. Accordingly, $6,206 is being paid in connection with this Registration Statement.

(5)	Also includes an indeterminate number of shares of common stock that may be issued upon conversion or exercise, as applicable, of preferred stock or warrants registered hereunder and an indeterminate number of shares of preferred stock that may be issued upon exercise of warrants registered hereunder.

(6)	Each share of common stock includes a right to purchase Series D Junior Participating Preferred Stock attached to the common stock.
PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT INCLUDES $42,000,000 OF COMMON STOCK, PREFERRED STOCK, WARRANTS AND UNITS REGISTERED UNDER A REGISTRATION STATEMENT ON FORM S-3 (REGISTRATION NO. 333-130568), WHICH SECURITIES HAVE NOT BEEN OFFERED OR SOLD AS OF THE DATE OF THE FILING OF THIS REGISTRATION STATEMENT (THE “PREVIOUSLY REGISTERED SECURITIES”). THIS REGISTRATION STATEMENT CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-130568, PURSUANT TO WHICH THE TOTAL AMOUNT OF UNSOLD PREVIOUSLY REGISTERED SECURITIES REGISTERED ON REGISTRATION STATEMENT NO. 333-130568 MAY BE OFFERED AND SOLD AS SECURITIES. SUCH POST-EFFECTIVE AMENDMENTS SHALL HEREAFTER BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT AND IN ACCORDANCE WITH SECTION 8(C) OF THE SECURITIES ACT OF 1933.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated November 22, 2006
PROSPECTUS
$100,000,000
Common Stock
Preferred Stock
Warrants
     We may issue and sell from time to time our common stock, preferred stock, warrants and/or units consisting of two or more of any such securities on terms to be determined at the time of sale. The preferred stock may be convertible into shares of our common stock and the warrants may be exercisable for shares of our common stock or shares of our preferred stock. We may offer these securities separately or together in one or more offerings with a maximum aggregate offering price of $100,000,000.
     We will provide a prospectus supplement each time we issue securities, specifying the specific terms of the securities being sold as well as the specific terms of that offering.
     You should read this prospectus and any prospectus supplement, including any information incorporated herein and therein, carefully before you invest.
     The securities being sold may be sold on a delayed or continuous basis directly by us, through dealers, agents or underwriters designated from time to time, or through any combination of these methods. If any dealers, agents or underwriters are involved in the sale of the securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in any prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in the applicable prospectus supplement.

     Our common stock is traded on the NASDAQ Global Market under the symbol NVAX. On November 20, 2006, the closing price of our common stock as reported on the NASDAQ Global Market was $5.28 per share. None of the other securities offered under this prospectus are publicly traded.

Investing in our securities involves a high degree of risk. See “RISK FACTORS” beginning on page 4.

This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement for the securities being sold.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is      , 2006.

     You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). We have not authorized anyone to provide you with any different information. We are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement, and the information contained in any document incorporated herein or therein by reference is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery or any sale of our securities.

     In this prospectus, “we,” “us,” “our” and “the company” refer to Novavax, Inc., together with its subsidiary, unless the context otherwise requires.

NOVAVAX, INC.
     Novavax, Inc., a Delaware corporation, was incorporated in 1987, and is a biopharmaceutical company focused on creating differentiated, value-added vaccines that leverage the company’s proprietary virus-like particle (“VLP”) technology utilizing the baculovirus expression system in insect cells, as well as developing novel vaccine adjuvants based on Novasomes®. VLPs imitate the three-dimensional structures of viruses but are composed of recombinant proteins and, therefore, are believed incapable of causing infection and disease. Our proprietary production technology uses insect cells rather than chicken eggs or mammalian cells. We believe that this allows the company to more rapidly produce safe, effective, low-cost and therapeutic proteins. We are developing vaccines against the H5N1, H9N2 and other subtypes of avian influenza with pandemic potential and against human seasonal influenza as well as other viral diseases.
     We have also developed a drug delivery platform using micellar nanoparticle (“MNP”) technology, proprietary oil and water nanoemulsions used for the tropical delivery of drugs, which was the basis for the development of its first Food and Drug Administration-approved product, ESTRASORB®, which is a topical emulsion for estrogen therapy. In October 2005, we entered into a License Agreement and a Supply Agreement for ESTRASORB with Esprit Pharma, Inc. (“Esprit”). Under the agreements, we will continue to manufacture ESTRASORB and the licensee, Esprit, was granted an exclusive license to sell ESTRASORB in North America. In April 2006, we entered into a License and Development Agreement and a Supply Agreement with Esprit to co-develop, supply and commercialize our MNP testosterone product candidate for the treatment of female hypoactive sexual desire disorder. Esprit was granted exclusive rights to market the product in North America.
     Our strategy is to develop new product candidates based on our drug delivery technologies and to co-promote or license such products. We intend to use the cash generated by such arrangements primarily to fund our avian and seasonal flu vaccine programs, which we believe are our long-term growth drivers.
     Our principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355. Our telephone number is (484) 913-1200 and our Internet address is www.novavax.com.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and any accompanying prospectus supplement as well as other information we incorporate by reference in this prospectus and any accompanying prospectus supplement. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our securities could decline, and you may lose some or all of your investment.
RISKS RELATED TO OUR BUSINESS
We have repositioned ourselves from a specialty biopharmaceutical company to a biopharmaceutical company and face all the risks inherent in the implementation of a new business strategy.
     In conjunction with the sale of our prenatal and related product lines and the grant of an exclusive North American license to our lead product ESTRASORB during the second half of 2005, we have changed the focus of the company from the development and commercialization of specialty pharmaceutical products to the research and development of new products using our proprietary drug delivery and biological platforms. We cannot predict whether we will be successful in implementing our new business strategy.
     We intend to focus our research and development activities on areas in which we have particular strengths and on technologies that appear promising. These technologies often are on the cutting edge of modern science. As a result, the outcome of any research or development program is highly uncertain. Only a very small fraction of these programs ultimately result in commercial products or even product candidates and a number of events could delay our development efforts and negatively impact our ability to obtain regulatory approval for, and to market and sell, a product candidate. Product candidates that initially appear promising often fail to yield successful products. In many cases, preclinical or clinical studies will show that a product candidate is not efficacious or that it raises safety concerns or has other side effects that outweigh the intended benefit. Success in preclinical or early clinical trials may not translate into success in large-scale clinical trials. Further, success in clinical trials will likely lead to increased investment, adversely affecting short-term profitability, to bring such products to market. Even after a product is approved and launched, general usage or post-marketing studies may identify safety or other previously unknown problems with the product, which may result in regulatory approvals being suspended, limited to narrow indications or revoked, or which may otherwise prevent successful commercialization.
We must identify products and product candidates for development with our technologies and establish successful government and third-party relationships.
     Our long-term ability to generate product-related revenue depends in part on our ability to identify products and product candidates that may utilize our drug delivery and biological technologies. If internal efforts do not generate sufficient product candidates, we will need to identify third parties that wish to license our technologies for development of their products or product candidates. We may be unable to license our technologies to third parties for a number of reasons, including:
•	an inability to negotiate license terms that would allow us to make an appropriate return from resulting products;

•	an inability to identify suitable products or product candidates within, or complementary to, our areas of expertise; or

•	an unwillingness on the part of competitors to utilize the technologies of a competing company or disclose the existence or status of new products or products candidates under development.

     Our near and long-term viability will also depend in part on our ability to successfully establish new strategic collaborations with pharmaceutical and biotechnology companies and government agencies. Establishing strategic collaborations and obtaining government funding are difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position; government agencies may reject contract or grant applications based on their assessment of public need, the public interest and our products’ ability to address these areas. If we fail to establish a sufficient number of collaborations or government relationships on acceptable terms, we may not generate sufficient revenue.
     Even if we successfully establish new collaborations or obtain government funding, these relationships may never result in the successful development or commercialization of any product candidates or the generation of any sales or royalty revenue. Reliance on such relationships also exposes us to a number of risks. We may not have the ability to control the activities of our partners and cannot assure you that they will fulfill their obligations to us, including with respect to the license, development and commercialization of products and product candidates, in a timely manner or at all. We cannot assure you that such partners will devote sufficient resources to our products and product candidates or properly maintain or defend our intellectual property rights; we also can give no assurances that our partners will not utilize such rights in such a way as to invite or cause litigation. Any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of products and product candidates, and affect our ability to realize product revenues. Disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities. If we or our partners fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing and commercialization activities solely at our own expense. These activities would significantly increase our capital requirements and, given our current limited sales, marketing and distribution capabilities, significantly delay the commercialization of products and product candidates.
Our success depends on our ability to maintain the proprietary nature of our technology.
     Our success in large part depends on our ability to maintain the proprietary nature of our technology and other trade secrets, including our proprietary drug delivery and biological technologies. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret and other intellectual property protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have over fifty U.S. patents and corresponding foreign patents and patent applications covering our technologies. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our patent applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.
     There is a risk that third parties may challenge our existing patents or claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.
     Although our patents include claims covering various features of our products and product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We have limited financial resources and we are not certain that we will be able to obtain financing to maintain our operations or to fund the development of future products.
     Over the next few years we may not generate revenues from product sales, licensing fees, royalties, milestones, contract research and other sources in an amount sufficient to fund our operations, and we will therefore use our cash resources and could require additional funds to maintain our operations, continue our research and development programs, commence future preclinical and clinical trials, seek regulatory approvals and market our products. We will seek such additional funds through public or private equity or debt financings, collaborative arrangements and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds required for our anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs, downsize our general and administrative infrastructure or programs, or seek alternative measures to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products. If we raise additional funds through future offerings of shares of our common stock or other securities, such offerings would cause dilution of existing stockholders’ percentage ownership in the company. These future offerings also could have a material and adverse effect on the price of our common stock.
We have a history of losses and our future profitability is uncertain.
     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at September 30, 2006 was $158.8 million. Our net revenues for the last three fiscal years were $7.4 million in 2005, $8.3 million in 2004 and $11.8 million in 2003. For the nine months ended September 30, 2006 and 2005, our revenues were $3.3 million and $5.1 million, respectively. We have received a limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three fiscal years were $11.2 million in 2005, $25.9 million in 2004 and $17.3 million in 2003, while they were $16.9 million and $17.3 million for the nine months ended September 30, 2006 and 2005, respectively.
     Our losses have resulted from research and development expenses, sales and marketing expenses for ESTRASORB, protection of our intellectual property and other general operating expenses. Our losses increased due to the launch of ESTRASORB as we expanded our manufacturing capacity and sales and marketing capabilities, and may increase as and when we conduct additional and larger clinical trials for our product candidates. Our losses have also increased, and may continue to increase, as a result of ramped-up research and development efforts to support our development of flu vaccines. Therefore, we expect our cumulative operating loss to increase until such time, if ever, product sales, licensing fees, royalties, milestones, contract research and other sources generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.
Many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities and those of our current and future licensees.
     The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major drug and chemical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:
•	research and development;

•	pre-clinical testing;

•	clinical trials;

•	regulatory processes and approvals;

•	production and manufacturing; and

•	sales and marketing of approved products.

     Large and established companies such as Merck & Co., Inc., GlaxoSmithKline PLC, Novartis, Inc. and MedImmune Inc., among others, compete in the vaccine market. In particular, these companies have greater experience and expertise in securing government contracts and grants to support their research and development efforts, conducting testing and trials, obtaining regulatory approvals to market products, and manufacturing such products on a broad scale.
     Smaller or early-stage companies and research institutions may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical or other companies. We will also face competition from these parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or potentially advantageous to our business. If any of our competitors succeeds in obtaining approval from the Food and Drug Administration (the “FDA”) or other regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, our commercial opportunity could be significantly reduced.
     In order to effectively compete, we will have to make substantial investments in sales and marketing or partner with one or more established companies. There is no assurance that we will be successful in gaining significant market share for any product or product candidate. Our technologies and products also may be rendered obsolete or noncompetitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
The return on our investment in ESTRASORB depends in large part on the success of our relationship with Esprit and our ability to manufacture the product.
     In October 2005, we entered into a License Agreement and a Supply Agreement with Esprit Pharma for ESTRASORB. Under the License Agreement, we granted Esprit exclusive rights to market ESTRASORB in North America. In consideration for such rights, Esprit paid us $12.5 million during the first year. Novavax is also entitled to receive a royalty on all net sales of ESTRASORB as well as sales-based milestone payments.
     While our License Agreement with Esprit gives us some limited protections with respect to that company’s ESTRASORB marketing and sales efforts and, we believe, creates incentives for Esprit consistent with our own, we cannot control the amount and timing of the marketing efforts that Esprit devotes to ESTRASORB or make any assurances that Esprit’s promotion and marketing of ESTRASORB in North America will be successful. We do not have a history of working together with Esprit and cannot predict the success of the collaboration, nor can we give any assurances that Esprit will not reduce or curtail its efforts to market ESTRASORB because of factors affecting its business or operations beyond our control. Loss of Esprit as a partner in the commercialization of ESTRASORB, any dispute over the terms of or decisions regarding the License and Supply Agreements, or other adverse developments in our relationship with Esprit may harm our business and might accelerate our need for additional capital. We also can give no assurances that Esprit will be more successful than us in gaining market acceptance of ESTRASORB. Prescription trends for ESTRASORB have not met our expectations to date and Esprit will face similar obstacles to gaining market share of the estrogen therapy market, including competition from large and established companies with similar estrogen therapy products.
     Numerous companies worldwide currently produce and sell estrogen products for clinical indications identical to those for ESTRASORB. Currently, the oral and patch product segments account for approximately 75% and 15% of the market, respectively, according to 2004 Verispan data. Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Several other companies compete in the estrogen category including Berlex Laboratories, Inc., Novartis Pharma AG and Solvay Pharmaceuticals. In particular, Solvay has introduced an alcohol-based gel product, Estrogel, which is directly competitive with ESTRASORB. These and other products sold by our competitors have all achieved a degree of market penetration superior to ESTRASORB.

     In addition, under the Supply Agreement, we are obligated to supply Esprit with ESTRASORB through the manufacture of the product at our manufacturing facility in Philadelphia, Pennsylvania. We have only limited experience with the large capacity manufacturing required for the commercial sale of a product. Although we have validated our manufacturing methods for the product with the FDA, we will remain subject to that agency’s rules and regulations regarding good manufacturing practices, which are enforced by the FDA through its facilities inspection program. Compliance with such rules and regulations requires us to spend substantial funds and hire and retain qualified personnel. We face the possibility that we may not be able to meet Esprit’s supply requirements under the agreement in a timely fashion at acceptable quality, quantity and prices or in compliance with applicable regulations. If our facility fails to comply with applicable regulations, we will be forced to utilize a third party contractor to manufacture the product. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.
We must utilize our manufacturing facility for products other than ESTRASORB in order to avoid operating the facility at a loss.
     Currently we are manufacturing ESTRASORB at our facility in Philadelphia, Pennsylvania and it is likely we will continue to manufacture ESTRASORB at a loss until production volumes increase or we enter into additional contract manufacturing agreements with third parties to more fully utilize our manufacturing facility’s capacity. The facility is able to accommodate much greater production than its current schedule, which, if more fully utilized, would offset the fixed costs related to the manufacturing process and facility. In addition, we are negotiating revisions to our agreements for packaging costs of ESTRASORB as well as our fixed lease costs for the manufacturing facility. If these negotiations result in higher packaging or lease costs for us, it may have a material adverse impact on future financial results.
We have not completed the development of products other than ESTRASORB and we may not succeed in obtaining the FDA approval necessary to sell additional products.
     The development, manufacture and marketing of our pharmaceutical and biological products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. ESTRASORB is the only product developed by the company to have been approved for sale in the United States. Approval outside the U.S. may take longer or may require additional clinical trials. We have product candidates in preclinical laboratory or animal studies.
     Before applying for FDA approval to market any new drug product candidates, we must first submit an Investigational New Drug application (an “IND”) that explains to the FDA the results of pre-clinical testing conducted in laboratory animals and what we propose to do for human testing. At this stage, the FDA decides whether it is reasonably safe to move forward with testing the drug on humans. We must then conduct Phase I studies and larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA. Once these trials are complete, a New Drug Application (an “NDA”) can be filed with the FDA requesting approval of the drug for marketing.
     Vaccine clinical development follows the same general pathway as for drugs and other biologics. A sponsor who wishes to begin clinical trials with a vaccine must submit an IND describing the vaccine, its method of manufacture and quality control tests for release. Pre-marketing (pre-licensure) vaccine clinical trials are typically done in three phases. Initial human studies, referred to as Phase I, are safety and immunogenicity studies performed in a small number of closely monitored subjects. Phase II studies are dose-ranging studies and may enroll hundreds of subjects. Finally, Phase III trials typically enroll thousands of individuals and provide the critical documentation of effectiveness and important additional safety data required for licensing.

     If successful, the completion of all three phases of clinical development can be followed by the submission of a Biologics License Application (a “BLA”). Also during this stage, the proposed manufacturing facility undergoes a pre-approval inspection during which production of the vaccine as it is in progress is examined in detail. Vaccine approval also requires the provision of adequate product labeling to allow health care providers to understand the vaccine’s proper use, including its potential benefits and risks, to communicate with patients and parents, and to safely deliver the vaccine to the public. Until a vaccine is given to the general population, all potential adverse events cannot be anticipated. Thus, many vaccines undergo Phase IV studies after a BLA has been approved and the vaccine is licensed and on the market.
     These processes are expensive and can take many years to complete, and we may not be able to demonstrate the safety and efficacy of our products to the satisfaction of such regulatory authorities. Regulatory authorities may also require additional testing and we may be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies, which we may be unable to do so without conducting further clinical studies. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our product candidates, the FDA and foreign regulatory authorities may not ultimately grant approval for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited and our business will be adversely affected.
We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
     Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:
•	the rate of patient enrollment and retention, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	Institutional Review Board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	our ability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	negative test results or side effects experienced by trial participants;

•	analysis of data obtained from preclinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
     We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in preclinical studies or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the specialty biopharmaceutical and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed.

     Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including adverse event reporting requirements and the FDA’s general prohibition against promoting products for unapproved uses. Failure to comply with any post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.
     We also may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered and we cannot assure you that newly discovered or developed safety issues will not arise following any regulatory approval. With the use of any drug by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Any safety issues could cause us to suspend or cease marketing of our approved products, possibly subject us to substantial liabilities, and adversely affect our ability to generate revenues and our financial condition.
Our substantial indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations.
     As of September 30, 2006, we had $22.7 million of outstanding indebtedness. Our substantial amount of outstanding indebtedness could have significant consequences. For example, it:
•	could increase our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion of our cash flow from operations to service payments on our indebtedness, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the industry, which may place us at a competitive disadvantage compared with competitors that have less indebtedness; and

•	could limit our ability to obtain additional funds, even when necessary to maintain adequate liquidity.
     We may incur additional indebtedness for various reasons, which would increase the risks associated with our substantial leverage.
Health care insurers and other payors may not pay for our products or may impose limits on reimbursement.
     Our ability and the ability of our licensees to successfully commercialize ESTRASORB and future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing products to the market, we cannot be assured that third-party payors will pay for such products or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB currently is being sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that over time ESTRASORB will be treated the same as other estrogen therapy products with respect to government and third-party payor reimbursement, however, additional time is required to increase the number of payors who currently accept our product for reimbursement. There can be no assurance that ESTRASORB will receive similar reimbursement treatment.

     Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that ESTRASORB or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.
We may have product liability exposure.
     The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. There can be no assurance that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert management’s attention.
We have made loans to certain of our directors, which could have a negative impact on our stock price.
     In 2002, pursuant to our 1995 Stock Option Plan, we approved the payment of the exercise price of options by two of our directors through the delivery of full-recourse, interest-bearing promissory notes in the aggregate principal amount of approximately $1.5 million, secured by a pledge of the underlying shares. As of September 30, 2006, accrued interest receivable related to the borrowing was $340,000. Due to heightened sensitivity in the current environment surrounding related-party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected. Our corporate governance policies have been revised and our 2005 Stock Incentive Plan prohibits any additional loans or guarantees to directors.
RISKS RELATED TO OUR SECURITIES
The price of our common stock has been and may continue to be volatile.
     Historically, the market price of our common stock has fluctuated over a wide range. In fiscal year 2005, our common stock traded in a range from $0.70 to $6.01. Between January 1, 2006 and November 20, 2006, our common stock traded in a range from $2.84 to $8.39. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small-capitalization, biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including:
•	governmental agency actions including the FDA’s determination with respect to new drug applications for new products;

•	our ability to obtain financing;

•	our ability to obtain government contracts to develop vaccines and other biological products and technologies; and

•	our ability to develop additional products, including biologicals and vaccines.
     In addition, the occurrence of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock.

The conversion of our outstanding convertible debt, and the issuance of shares of our common stock upon conversion or exercise of preferred stock and/or warrants or in future offerings would cause dilution of existing security holders’ interests in the company and may cause the price of our common stock to go down.
     As of September 30, 2006, we had outstanding convertible notes in the aggregate principal amount of $22,000,000 that as of such date were convertible into an aggregate of 4,029,304 shares of our common stock. The issuance of shares of our common stock upon conversion of such notes, as well as in connection with future capital raising activities, would cause immediate and potentially substantial equity dilution for existing stockholders and the price of our common stock could be subject to significant downward pressure.
We have never paid dividends on our capital stock, and we do not anticipate paying any such dividends in the foreseeable future.
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our existing and any future debt may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock would be the only source of gain for stockholders until dividends are permitted and paid.
Provisions of our Certificate of Incorporation and By-laws, Delaware law, and our Shareholder Rights Plan could delay or prevent the acquisition of the company, even if such acquisition would be beneficial to stockholders, and could impede changes in our Board.
     Provisions of Delaware corporate law and our organizational documents could hamper a third party’s attempt to acquire, or discourage a third party from attempting to acquire control of, the company. Moreover, our shareholder rights plan empowers our Board to delay or negotiate, and thereby possibly thwart, any tender offer or takeover attempt the Board opposes. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These provisions also could limit the price investors are willing to pay in the future for our securities and make it more difficult to change the composition of our Board in any one year. These provisions include the right of the Board to issue preferred stock with rights senior to those of the common stock without any further vote or action by stockholders, the existence of a staggered Board with three classes of directors serving staggered three-year terms, advance notice requirements for stockholders to nominate directors and make proposals, and a Delaware statutory provision prohibiting certain transactions between Novavax and interested stockholders.

ABOUT THIS PROSPECTUS
     This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC” or “Commission”). By using a shelf registration statement, we may, from time to time, issue and sell in one or more series or classes our common stock, preferred stock and/or warrants in one or more offerings up to an aggregate maximum offering price of $100,000,000 (or its equivalent in foreign or composite currencies). Each time we sell any of our securities, we will provide a prospectus supplement that will contain more specific information about the offering and the terms of the securities being sold. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference.
     This prospectus and the prospectus supplements provide you with a general description of the company and our securities; for further information about our business and our securities, you should refer to the registration statement, the reports incorporated by reference in this prospectus, as described in “Where You Can Find More Information.”
     You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). We have not authorized anyone to provide you with any different information. We are offering to sell our securities, and seeking offers to buy, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any prospectus supplement is accurate only as of the date of this prospectus or such prospectus supplement, and the information contained in any document incorporated herein or therein by reference is accurate only as of the date of such document incorporated by reference, regardless of the time of delivery or any sale of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     We caution you that this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and assumptions and on information currently available, and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may,” “could,” “possible,” “forecast,” or similar words and expressions. Forward-looking statements include but are not limited to statements regarding usage of cash, product sales, future product development and related clinical trials, and future research and development, including FDA approval of our product candidates. Forward-looking statements are only predictions, and necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in or implied by the forward-looking statements. These risks, uncertainties and other factors are discussed in the “Risk Factors” section and elsewhere in this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) and include, among other things, the following:
•	general economic and business conditions;

•	ability to enter into future collaborations with industry partners;

•	competition;

•	unexpected changes in technologies and technological advances;

•	ability to obtain rights to technology;

•	ability to obtain and enforce patents;

•	ability to commercialize and manufacture products;

•	ability to maintain commercial-scale manufacturing capabilities;

•	results of clinical studies;

•	progress of research and development activities;

•	business abilities and judgment of personnel;

•	availability of qualified personnel;

•	changes in, or failure to comply with, governmental regulations;

•	ability to obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity financings or otherwise; and

•	other factors referenced in this prospectus and any accompanying prospectus supplement (including any documents incorporated by reference herein or therein).
     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC.

USE OF PROCEEDS
     Except as otherwise described in an applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, which may include:
•	clinical development of VLP-based avian and seasonal flu vaccines, including the development of appropriate adjuvants, and demonstration of large-scale production capabilities, for such vaccines;

•	our internal research and development programs, such as preclinical and clinical testing and studies of our product candidates and the development of new technologies;

•	expansion of and investment in our research and development facilities, including compliance with current Good Manufacturing Practices (cGMP) and Good Laboratory Practices (GLP) rules and regulations; and

•	general working capital.
     Each time we issue securities, we will provide a prospectus supplement that will contain information about how we intend to use the proceeds from each such offering.
     At this time, we have not determined the specific uses of any offering proceeds, or the amounts we plan to spend on any particular use or the timing of such expenditures, which may vary significantly depending on various factors such as our research and development results, regulatory approvals, competition, marketing and sales, and the market acceptance of any products introduced by us or our partners. Pending application of the net proceeds from any particular offering, we intend to invest such proceeds in short-term, interest-bearing, investment-grade securities.
     We cannot guarantee that we will receive any proceeds in connection with any offering hereunder because we may choose not to issue any of the securities covered by this prospectus.

PLAN OF DISTRIBUTION
     We may sell the securities being offered hereby from time to time in one or more of the following ways:
•	through one or more underwriters,

•	through dealers, who may act as agents or principal (including a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction),

•	directly to one or more purchasers,

•	through agents,

•	in privately negotiated transactions, and

•	in any combination of these methods of sale.
     We will set forth in a prospectus supplement the terms of the offering of securities, including:
•	the name or names of any agents, underwriters or dealers,

•	the terms of the securities being offered, including the purchase price and the proceeds we will receive from the sale,

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any over-allotment options under which underwriters may purchase additional securities from us, and

•	any discounts or concessions allowed or reallowed or paid to dealers.
     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.
     Underwriters, dealers, agents and others that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”) and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers, agents and others and will describe their compensation. We may have agreements with underwriters, dealers, agents and others to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers, agents and others may engage in transactions with or perform services for us in the ordinary course of their businesses. We have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or other parties regarding the sale of securities. As of the date of this prospectus, there were no special selling arrangements between any broker-dealer or other person and the company. No period of time has been fixed within which the securities will be offered or sold.
     If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or unless we have complied with an exemption from any registration or qualification requirements.

Agents
     We may designate agents who agree to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Unless the prospectus supplement provides otherwise, agents will act on a best efforts basis for the period of their appointment. Agents may receive compensation in the form of commissions, discounts or concessions from us. Agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular agent will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions.
Underwriters
     If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Unless the prospectus supplement provides otherwise, underwriters will be obligated to purchase all of the securities offered by the prospectus supplement. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship, and we may offer the securities to the public through an underwriting syndicate or through a single underwriter. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship and underwriting arrangement.
Dealers
     We also may sell securities to a dealer as principal. If we sell our securities to a dealer as a principal, then the dealer may resell those securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement.
Direct Sales and Institutional Purchases
     We may also sell securities directly to one or more purchasers, in which case underwriters or agents would not be involved in the transaction.
     Further, we may authorize agents, underwriters or dealers to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in an applicable prospectus supplement.
Stabilization Activities
     Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Such activities may cause the price of the securities to be higher than they would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. These transactions may be effected on the NASDAQ Global Market or otherwise.

Passive Market Making
     Any underwriters who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions on the NASDAQ Global Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.
Costs
     We will bear all costs, expenses and fees in connection with the registration of the securities, as well as the expense of all commissions and discounts, if any, attributable to sales of the securities by us.

DESCRIPTION OF OUR CAPITAL STOCK
     Set forth below is a summary of the material terms of our capital stock. This summary is not complete. We encourage you to read our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated By-laws (the “By-laws”) that we have previously filed with the SEC. See “Where You Can Find More Information.”
General
     Our authorized capital stock consists of: (i) 100,000,000 shares of common stock, par value $.01 per share, of which 61,684,361 shares were outstanding as of November 15, 2006, and (ii) 2,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding.
Common Stock
     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present.
     Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably the net assets of the company available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock.
     Holders of our common stock are not entitled to pre-emptive rights or any rights of conversion. Shares of our common stock are, and the shares being distributed in this offering will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.
     Our common stock is traded on the NASDAQ Global Market under the symbol NVAX. On November 20, 2006, the closing price of our common stock as reported on the NASDAQ Global Market was $5.28 per share.
     Our registrar and transfer agent for all shares of common stock is Computershare Limited, 250 Royall Street, Canton, MA 02021.
Preferred Stock
     The Board of Directors may, without further action by the stockholders of the company, issue preferred stock in one or more series and fix the rights and preferences thereof. Our Certificate of Incorporation grants the Board of Directors authority to issue preferred stock and to determine its rights and preferences without the need for further stockholder approval to eliminate delays associated with a stockholder vote on specific issuances.
     Examples of rights and preferences the Board of Directors may fix include dividend rights, dividend rates, conversion rights, voting rights, pre-emptive rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the company. The rights of holders of our common stock, described above, will be subject to, and may be adversely affected by, the rights of any preferred stock that we may designate and issue in the future.

     The terms of any particular series of preferred stock will be described in the prospectus supplement relating to the offering of shares of that particular series of preferred and may include, among other things:
•	the title and stated value;

•	the number of shares authorized;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date, and method of calculation (including whether cumulative or non-cumulative);

•	terms and amount of any sinking fund;

•	provisions for redemption or repurchase, if applicable, and any restrictions on the ability of the company to exercise such redemption and repurchase rights;

•	conversion rights and rates, if applicable, including the conversion price and how and when it will be calculated and adjusted;

•	voting rights, if any;

•	preemptive rights, if any;

•	restrictions on sale, transfer and assignment, if any;

•	the relative ranking and preferences of the preferred stock; and

•	any other specific terms, rights or limitations of, or restrictions on, such preferred stock.
     Please also refer to the description of our Shareholder Rights Plan, below, for a discussion of the company’s Series D Junior Participating Preferred Stock.
Shareholder Rights Plan
     We have adopted a Shareholder Rights Plan pursuant to which the Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each right, once exercisable, entitles the holder to purchase from us one one-thousandth (1/1,000th) of a share of Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”), at a price of $40.00, subject to certain adjustments.
     The rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day which is the earlier of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (with certain exceptions) has acquired beneficial ownership of 15% or more of the outstanding voting stock of the company, and (ii) the tenth business day after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an “acquiring person” as defined in the rights plan. The rights expire at the close of business on August 7, 2012, unless earlier redeemed or exchanged by us as described below.
     Unless the rights are earlier redeemed, in the event that a person or group becomes an “acquiring person,” the rights plan provides that proper provisions will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will thereafter have the right to receive, upon payment of the exercise price, that number of shares of the Series D Preferred Stock having a fair market value determined in accordance with the rights plan at the time of the transaction equal to approximately two times the exercise price (such value to be determined with reference to the fair market value of our common stock as provided in the plan).

     In addition, unless the rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an acquiring person, we were to be acquired in a merger or other business combination (in which any shares of common stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the rights plan provides that proper provision will be made so that each holder of record of a right (other than rights beneficially owned by an acquiring person and certain of its affiliates, associates and transferees) will have the right to receive, upon payment of the exercise price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction determined in accordance with the rights plan equal to approximately two times the exercise price.
     At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding voting stock, the Board may exchange the rights, in whole or in part, for that number of shares of the Series D Preferred Stock having a fair market value on the date such person or group became an acquiring person equal to the excess of (i) the fair market value of Series D Preferred Stock issuable upon the exercise of the rights over (ii) the exercise price of the rights, in each case subject to anti-dilution adjustments.
     At any time prior to the close of business on the tenth business day after there has been a public announcement that a person has become an acquiring person or such earlier date as a majority of the Board shall become aware of the existence of an acquiring person, we may redeem the rights in whole, but not in part, at a price of $.001 per right. Immediately upon the effective time of such Board action, the right to exercise the rights will terminate and the only right of the holders will be to receive the redemption price.
     For as long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights in any manner, including extending the time period in which the rights may be redeemed. At any time when the rights are not then redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such.
Provisions of our Certificate of Incorporation and By-laws and Delaware Law
     Certain provisions of our Certificate of Incorporation and By-laws may be deemed to have an anti-takeover effect and may prevent, delay or defer a tender offer or takeover attempt that a stockholder may deem in his, her or its best interest. The existence of these provisions also could limit the price that investors might be willing to pay for our securities. They include:
     Staggered Board, Removal of Directors and Charter Amendments relating to the Board
     Our Certificate of Incorporation and By-laws provide for the division of our Board of Directors into three classes, with no one class having more than one director more than any other class, serving staggered three year terms. Our By-laws further provide that directors may be removed only for cause by the affirmative vote of the holders of 2/3 of the shares of capital stock of the company issued and outstanding and entitled to vote. Moreover, our Certificate of Incorporation provides that any amendments to the charter relating to the number, classes, election, term, removal, vacancies and related provisions with respect to the Board may only be made by the affirmative vote of the holders of at least 75% of the shares of capital stock issued and outstanding and entitled to vote. These provisions may have the effect of making it more difficult for a third party to acquire control of Novavax, or of discouraging a third party from acquiring control of the company.
     Authorized but Unissued Shares
     The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NASDAQ Stock Market. These additional shares may be utilized for a variety of corporate purposes. In particular, although our Board of Directors has no present intention to do so, it could issue shares of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, proxy contest or other takeover attempt. Our Board may determine that the issuance of such shares of preferred stock is in the best interest of the company and our stockholders. Such issuance could discourage a potential acquiror from making an unsolicited acquisition attempt through which such acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the then-current market price.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations
     Our By-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors, must provide timely notice of such stockholder’s intention in writing. To be timely, a stockholder’s notice must be received not less than 60 nor more than 90 days prior to the meeting at which such candidate or proposal is to be considered. However, if the company does not give prior notice or make public disclosure of the date of the meeting at least 70 days’ prior to the meeting date, notice is considered timely if it is received no later than the close of business on the 10th day following the date on which such notice was given or public disclosure was made (whichever occurred first). If a stockholder desires to have a proposal included in the company’s proxy statement, notice of such proposal must be received not less than 120 days prior to the first anniversary of the date of the company’s notice of the previous year’s annual meeting. These advance notice provisions may preclude stockholders from bringing matters before a meeting or from making nominations for directors.
     Special Meetings of Stockholders
     Our By-laws provide that special meetings of stockholders may be called by the Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or by the Board of Directors, with no provision for any right of stockholders to call such meetings. Further, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting.
     Section 203 of the General Corporation Law of the State of Delaware
     We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time such person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” is defined to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the past three years did own, 15% or more of a corporation’s voting stock. This statutory provision could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire the company.

DESCRIPTION OF OUR WARRANTS
     This description summarizes only the terms of any warrants that we may offer under this prospectus and related warrant agreements and certificates. You should refer to the warrant agreement, including the form of warrant certificate representing the warrants, relating to the specific warrants being offered for complete terms, which will be described and included in an accompanying prospectus supplement. Such warrant agreement, together with the warrant certificate, will be filed with the SEC in connection with the offering of the specific warrants.
     We may issue warrants for the purchase of common or preferred stock. Warrants may be issued independently or together with common or preferred stock, and may be attached to or separate from any offered securities.
     We will evidence each series of warrants by warrant certificates that we will issue under a separate warrant agreement. We may enter into the warrant agreement with a warrant agent and, if so, we will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to the particular series of warrants.
     The particular terms of any issue of warrants will be described in the prospectus supplement relating to the series. Those terms may include:
•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies (including composite currencies) in which the price of such warrants may be payable;

•	the terms of the securities issuable upon exercise of such warrants and the procedures and conditions relating to the exercise of such warrants;

•	the price at which the securities issuable upon exercise of such warrants may be acquired;

•	the dates on which the right to exercise such warrants will commence and expire;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security or principal amount of such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange or exercise of such warrants.
     The prospectus supplement relating to any warrants to purchase equity securities may also include, if applicable, a discussion of certain U.S. federal income tax and ERISA considerations.

     The company currently does not have any outstanding warrants.
Exercise of Warrants
     Each warrant will entitle its holder to purchase the number of shares of common or preferred stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement. We will set forth on the reverse side of the applicable certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver upon exercise.
     Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.
Enforceability of Rights by Holders of Warrants
     Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, such holder’s warrants.
     Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends.

DESCRIPTION OF OUR UNITS
     We may issue units comprised of two or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The units may be issued under units agreements to be entered into between us and a bank or trust company, as unit agent, as detailed in the prospectus supplement relating to units being offered. The prospectus supplement will describe:
•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units;

•	a discussion of material federal income tax considerations, if applicable; and

•	whether the units will be issued in fully registered or global form.
     The descriptions of the units in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements. These descriptions do not restate those agreements in their entirety and may not contain all the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. For more information, please review the form of the relevant agreements, which will be filed with the SEC promptly after the offering of units and will be available as described under the heading “Where You Can Find Additional Information”.

DIVIDEND POLICY
     We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our earnings for use in the development of our business and do not anticipate paying any cash dividends in the foreseeable future.
LEGAL MATTERS
     Certain legal matters with respect to the securities offered hereby have been passed upon by Ballard Spahr Andrews & Ingersoll, LLP.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act we file reports and other information with the SEC. These reports and other information are not incorporated by reference in this prospectus and do not form a part of this prospectus except as stated below under “Incorporation of Certain Information by Reference.” You may read and copy these reports and other information filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, for a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for more information about the operation of the public reference room. Our filings with the SEC are also available to you over the Internet at the SEC’s web site at http://www.sec.gov. The company’s web site is http://www.novavax.com.
     Our common stock is traded on the NASDAQ Global Market under the symbol NVAX. Materials we file can also be inspected at the offices of NASDAQ Operations at 1735 K Street, Washington, D.C. 20006.
     We have filed a registration statement on Form S-3 (together with all amendments and exhibits, which we refer to as the registration statement) with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring you to those documents containing such information. This prospectus is part of a registration statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the registration statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information and information contained in documents filed earlier with the Commission. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering; provided, that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents we are incorporating by reference are:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

2.	Quarterly Reports on Form 10-Q for the quarters ended:
a.	March 31, 2006;

b.	June 30, 2006; and

c.	September 30, 2006;
3.	Current Reports on Form 8-K filed with the SEC on March 1, 2006 (Items 1.01 and 9.01); March 21, 2006 (Items 1.01 and 9.01); April 21, 2006 (Items 4.01 and 9.01); May 19, 2006 (Item 5.02); May 26, 2006 (Items 5.02 and 9.01); July 12, 2006 (Item 3.01); August 17, 2006 (Items 1.01, 5.02 and 9.01); and September 7, 2006 (Items 5.02 and 9.01);

4.	Definitive Proxy Statement with respect to the Annual Meeting of Stockholders held on April 26, 2006, as filed with the SEC on March 23, 2006; and

5.	The description of our common stock contained in the Registration Statement on Form 10 filed with the SEC on September 14, 1995.
     You may request a copy of any and all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates) at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 508 Lapp Road, Malvern, Pennsylvania 19355; (484) 913-1200. Attn: Jeffrey W. Church.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The costs and expenses payable by the company in connection with the offerings described in this registration statement are as follows:

SEC registration fee	$6,206
Legal fees and expenses	25,000	*
Accounting fees and expenses	30,000	*
Transfer agent fees and expenses	5,000	*
Miscellaneous expenses	5,000	*

Total	$71,206

*	Estimated as permitted under Rule 511 of Regulation S-K.
Item 15. Indemnification of Directors and Officers.
General Corporation Law of Delaware
     Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
Amended and Restated Certificate of Incorporation
     Article NINTH of Novavax’s Amended and Restated Certificate of Incorporation provides that a person (a) shall be indemnified against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any threatened, pending or completed action, suit or other proceeding (other than an action by or in the right of the company) to which he or she was or is a party or is threatened to be made a party by virtue of his or her position as a director or officer of the company or, at the company’s request, as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) shall be indemnified against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any threatened, pending or completed action or suit by or in the right of the company to procure a judgment in the company’s favor to which he or she was or is a party or is threatened to be made a party by virtue of his or her position as a director or officer of the company or, at the company’s request, as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the company, except that no indemnification shall be made with respect to any matter under (b) as to which such person shall have been adjudged to be liable to the company, unless and only to the extent that the Delaware Chancery Court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he or she is required to be indemnified against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his or her request; provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the company determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the company that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the company fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the company notice of the action for which indemnity is sought and the company has the right to participate in such action or assume the defense thereof.
     Article NINTH of Novavax’s Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and in the event that the General Corporation Law of Delaware is amended to expand the indemnification permitted to directors or officers, the company must indemnify those persons to the fullest extent permitted by such law as so amended. The company is also permitted to maintain insurance to protect itself and any director, officer, employee or agent against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law.
     The company maintains insurance under which the insurers will reimburse the company for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the company. The insurance is subject to certain limitations and exclusions.
Indemnity Agreements
     The company has entered into indemnity agreements with each of its directors. Each agreement provides that, with respect to third party proceedings, the company is obligated to indemnify a director if such director was or is a party or is threatened to be made a party to any proceeding (other than a proceeding by or in the right of the company) by reason of the fact that he or she is or was a director and/or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against all “expenses” (as defined in the agreements), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director (or on his or her behalf) in connection with such proceeding. In order to be eligible for indemnification, the director must have acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.
     The company is also obligated to provide indemnification if the director was or is a party or is threatened to be made a party to any proceeding by or in the right of the company to procure a judgment in its favor by reason of the fact that the individual is or was a director and/or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against all expenses actually and reasonably incurred by the director (or on his or her behalf) in connection with the defense or settlement of such proceeding (or any claim, issue or matter therein). Again, no such indemnification is permitted unless the indemnitee acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In addition, no indemnification shall be made in respect of any claim, issue or matter as to which a director shall have been adjudged to be liable to the company unless and only to the extent that the Delaware Court of Chancery (or other court in which such proceeding was brought or is pending) determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
     To the extent that a director has been successful on the merits or otherwise (whether partially or in full) in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against all expenses actually and reasonably incurred in connection therewith. Moreover, indemnitees have the right to advancement by the company prior to the final disposition of any proceeding or any claim, issue or other matter therein of any and all expenses incurred in defense of such proceeding or any claim, issue or other matter.

A director must repay any amounts actually advanced to him or her that, at the final disposition of the proceeding to which the advance related, exceeded the amounts paid or payable by the director. The company must also have received an undertaking by or on behalf of the director to repay such amounts to the extent that it is ultimately determined that the director is not entitled to be indemnified.
     A condition precedent to the right to be indemnified or receive advancement of expenses is the delivery of written notice by the director to the company as soon as practicable of any proceeding for which indemnity or advancement will or could be sought. A director will be entitled to indemnification so long as he or she met the appropriate standard of conduct or was successful on the merits or otherwise in defense of any such proceeding. Determination of a director’s entitlement to indemnification will be made, in the case of a change in control, by independent counsel to the Board and, in all other cases, by a majority vote of disinterested directors (even though less than a quorum), independent counsel, majority vote of a quorum of outstanding stock of all classes entitled to vote, or a court of competent jurisdiction.
Item 16. Exhibits.
     The exhibits marked with an asterisk are filed herewith. The remainder of the exhibits have been previously filed with the SEC and are incorporated herein by reference.
1.1+	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001), as further amended by the Certificate of Amendment dated July 8, 2004 (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, File No. 0-26770, filed August 9, 2004)

3.2	Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 0-26770, filed August 13, 2001)

4.1	Rights Agreement dated as of August 8, 2002, by and between Novavax, Inc. and EquiServe Trust Company, N.A., as Rights Agent. The Rights Agreement includes as Exhibit A the form of Summary of Rights to Purchase Series D Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Form of Certificate of Designations of Series D Junior Participating Preferred Stock. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, File No. 26770, filed August 9, 2002)

4.2	Specimen stock certificate for shares of common stock, par value $.01 per share (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 10, File No. 0-26770, filed September 14, 1995)

4.3+	Form of Common Stock Warrant Agreement (together with form of warrant certificate)

4.4+	Form of Preferred Stock Warrant Agreement (together with form of warrant certificate)

4.5+	Form of Certificate of Designation for Preferred Stock (including specimen preferred stock certificate)

4.6+	Form of Unit Agreement (including form of unit certificate)

5.1*	Opinion of Ballard Spahr Andrews & Ingersoll, LLP

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Ballard Spahr Andrews & Ingersoll, LLP (Included in Exhibit 5.1)

24.1*	Power of Attorney (Included in the signature pages hereto)

*	Filed herewith.

+	To be filed as an exhibit to a report filed pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act or by post-effective amendment to the Registration Statement.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that:
     Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) If the registrant is relying on Rule 430B:
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
          (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in said act and will be governed by the final adjudication of such issue.
(i) The undersigned registrant hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Malvern, Commonwealth of Pennsylvania on the 22nd day of November, 2006.

NOVAVAX, INC.
By:	/s/ Rahul Singhvi
Rahul Singhvi, President
and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rahul Singhvi and Jeffrey W. Church and each or any one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection wherewith, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Rahul Singhvi	President, Chief Executive	November 22, 2006
Rahul Singhvi	Officer and Director

/s/ Jeffrey W. Church	Vice President, CFO, Treasurer	November 22, 2006
Jeffrey W. Church	and Secretary (Principal Financial and Accounting Officer)

/s/ Gary C. Evans	Chairman of the Board	November 22, 2006
Gary C. Evans

/s/ John O. Marsh, Jr.	Director	November 22, 2006
John O. Marsh, Jr.

/s/ Michael A. McManus, Jr.	Director	November 22, 2006
Michael A. McManus, Jr.

NAME	TITLE	DATE

/s/ Thomas P. Monath, M.D.	Director	November 22, 2006
Thomas P. Monath, M.D.

/s/ Denis M. O’Donnell, M.D.	Director	November 22, 2006
Denis M. O’Donnell, M.D.

/s/ James B. Tananbaum	Director	November 22, 2006
James B. Tananbaum

EXHIBIT INDEX
     The exhibits marked with an asterisk (*) are filed herewith; the exhibits marked with a plus sign (+) shall be filed as an exhibit to a report filed pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act or by post-effective amendment to the Registration Statement.
1.1+	Form of Underwriting Agreement

3.3	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001), as further amended by the Certificate of Amendment dated July 8, 2004 (Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, File No. 0-26770, filed August 9, 2004)

3.4	Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 0-26770, filed August 13, 2001)

4.1	Rights Agreement dated as of August 8, 2002, by and between Novavax, Inc. and EquiServe Trust Company, N.A., as Rights Agent. The Rights Agreement includes as Exhibit A the form of Summary of Rights to Purchase Series D Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Form of Certificate of Designations of Series D Junior Participating Preferred Stock. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, File No. 26770, filed August 9, 2002)

4.2	Specimen stock certificate for shares of common stock, par value $.01 per share (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 10, File No. 0-26770, filed September 14, 1995)

4.3+	Form of Common Stock Warrant Agreement (together with form of warrant certificate)

4.4+	Form of Preferred Stock Warrant Agreement (together with form of warrant certificate)

4.5+	Form of Certificate of Designation for Preferred Stock (including specimen preferred stock certificate)

4.6+	Form of Unit Agreement (including form of unit certificate)

5.1*	Opinion of Ballard Spahr Andrews & Ingersoll, LLP

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Ballard Spahr Andrews & Ingersoll, LLP (Included in Exhibit 5.1)

24.1*	Power of Attorney (Included in the signature pages hereto)